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                                                                Exhibit A(5)(iv)

                        An Open Letter to Our Communities

As many of you already know, Willamette Industries is currently fighting to remain independent in the face of a hostile takeover attempt by the Weyerhaeuser Company.

Simply put, Weyerhaeuser is making an opportunistic grab at one of our industry's leading companies. We have rejected this hostile offer, as it dramatically undervalues our business and exciting future. We've built our success by working hand in hand with you, and we intend to protect what together we have worked so hard to create. Weyerhaeuser would have you believe that a deal with them is inevitable. That is not the case. We will use all reasonable means at our disposal to protect the interests of Willamette, its shareholders, employees and communities.

Many of you have contacted us to express your support and encouragement, and for that, we sincerely thank you. We also want to thank all Willamette employees for the commitment and dedication they have shown during this distracting time.

It is difficult to predict how this situation will turn out. Indeed, it could take many months, or even years, before it is resolved. Weyerhaeuser may say and do a lot of things in an attempt to instill uncertainty. While we can't control their actions, we will continue to show our shareholders, customers and neighbors why Willamette is such an outstanding company.

Thank you again for your continued support. Best wishes to you and your families for a safe and happy holiday season.


[Duane C. McDougall]                         [William Swindells]

Chief Executive Officer                      Chairman of the Board